Exhibit 17.2

To: The Board of Directors of Yuhe International, Inc.

 Dear Gaozong and the Board:

I hereby render my resignation as independent director and audit committee member of YuHe International effective immediately. I take this action because of the failure of the Company and its management to implement remedial measures demanded by the audit committee as a result of its investigation.

Based on Yuhe management’s response that they are not in a position to implement the recommendations of the Audit committee citing the current financial condition of the company, I can no longer serve as a board member or member of the audit committee.

We continue to believe that these measures are important and necessary and sincerely hope that the Company and its management will see clear to implement them.

Regards,

Greg Huett